Exhibit 99.1

FinVolution Group Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

-Full Year 2025 Revenue reached RMB13.6 billion, up 3.8% year-over-year-

-Full Year 2025 International Transaction Volume reached RMB14.0 billion, up 38.6% year-over-year-

- Full Year International Revenues reached RMB3.3 billion, up 32.0% year-over-year and representing 24.6% of total net revenues-

SHANGHAI, March 16, 2026 /PRNewswire/ — FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform across China and international markets, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

	For the Three Months Ended/As of			For the Full Year Ended / As of December 31,
	December 31, 2024	December 31, 2025	YoY Change	2024	2025	YoY Change
Total Transaction Volume (RMB in billions)[1]	56.9	42.8	-24.8%	206.2	200.3	-2.9%
Transaction Volume (China’s Mainland)[2]	54.0	38.7	-28.3%	196.1	186.3	-5.0%
Transaction Volume (International)[3]	2.9	4.1	41.4%	10.1	14.0	38.6%
Total Outstanding Loan Balance (RMB in billions)	71.5	70.9	-0.8%	71.5	70.9	-0.8%
Outstanding Loan Balance (China’s Mainland)[4]	69.8	68.3	-2.1%	69.8	68.3	-2.1%
Outstanding Loan Balance (International)[5]	1.7	2.6	52.9%	1.7	2.6	52.9%

Fourth Quarter 2025 China Market Operational Highlights

●	Cumulative registered users[6] reached 187.4 million as of December 31, 2025, an increase of 8.6% compared with December 31, 2024.
●	Cumulative borrowers[7] reached 29.0 million as of December 31, 2025, an increase of 8.2% compared with December 31, 2024.
●	Number of unique borrowers[8] for the fourth quarter of 2025 was 1.5 million, a decrease of 28.6% compared with the same period of 2024.
●	Transaction volume[2] was RMB38.7 billion for the fourth quarter of 2025, a decrease of 28.3% compared with the same period of 2024.
●	Transaction volume facilitated for repeat individual borrowers[9] for the fourth quarter of 2025 was RMB30.8 billion, a decrease of 34.0% compared with the same period of 2024.
●	Outstanding loan balance[4] was RMB68.3 billion as of December 31, 2025, a decrease of 2.1% compared with December 31, 2024.
●	Average loan size[10] was RMB12,877 for the fourth quarter of 2025, compared with RMB11,466 for the same period of 2024.
●	Average loan tenure[11] was 8.2 months for the fourth quarter of 2025, compared with 8.0 months for the same period of 2024.
●	90 day+ delinquency ratio[12] was 2.85% as of December 31, 2025.

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Fourth Quarter 2025 International Market Operational Highlights

●	Cumulative registered users[13] reached 52.1 million as of December 31, 2025, an increase of 45.9% compared with December 31, 2024.
●	Cumulative borrowers[14] for the international markets reached 11.7 million as of December 31, 2025, an increase of 67.1% compared with December 31, 2024.
●	Number of unique borrowers[15] for the fourth quarter of 2025 was 3.8 million, an increase of 133.8% compared with the same period of 2024.
●	Number of new borrowers[16] for the fourth quarter of 2025 was 1.6 million, an increase of 117.3% compared with the same period of 2024.
●	Transaction volume[3] reached RMB4.1 billion for the fourth quarter of 2025, an increase of 41.4% compared with the same period of 2024.
●	Outstanding loan balance[5] reached RMB2.6 billion as of December 31, 2025, an increase of 52.9% compared with December 31, 2024.
●	International business revenue was RMB950.9 million (US$136.0 million) for the fourth quarter of 2025, an increase of 28.6% compared with the same period of 2024, representing 31.4% of total revenue for the fourth quarter of 2025.

Fourth Quarter 2025 Financial Highlights

●	Net revenue was RMB3,023.9 million (US$432.4 million) for the fourth quarter of 2025, compared with RMB3,456.7 million for the same period of 2024.
●	Net profit was RMB415.5 million (US$59.4 million) for the fourth quarter of 2025, compared with RMB680.8 million for the same period of 2024.
●	Non-GAAP adjusted operating income,[17] which excludes share-based compensation expenses before tax, was RMB519.8 million (US$74.3 million) for the fourth quarter of 2025, compared with RMB822.0 million for the same period of 2024.
●	Diluted net profit per American depositary share (“ADS”) was RMB1.63 (US$0.23) and diluted net profit per share was RMB0.33 (US$0.05) for the fourth quarter of 2025, compared with RMB2.61 and RMB0.52 for the same period of 2024, respectively.
●	Non-GAAP diluted net profit per ADS was RMB1.77 (US$0.25) and non-GAAP diluted net profit per share was RMB0.35 (US$0.05) for the fourth quarter of 2025, compared with RMB2.74 and RMB0.55 for the same period of 2024, respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

1 Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

2 Represents our transaction volume facilitated in China’s Mainland during the period presented. During the fourth quarter, RMB19.0 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented. These operating data include those of Fundo Loans Pty Ltd, an Australian company acquired in October 2025, for the period after its acquisition.

4 Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date. As of December 31, 2025, RMB37.8 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date. These operating data include those of Fundo Loans Pty Ltd, an Australian company acquired in October 2025, as of December 31, 2025, covering both pre- and post-acquisition periods.

6 On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of December 31, 2025.

7 On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of December 31, 2025.

8 Represents the total number of borrowers in China’s Mainland who successfully borrowed on the Company’s platform during the period presented.

9 Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.

10 Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

11 Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

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12 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

13 On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market, as of December 31, 2025. These operating data include those of Fundo Loans Pty Ltd, an Australian company acquired in October 2025, as of December 31, 2025, covering both pre- and post-acquisition periods.

14 On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of December 31, 2025. These operating data include those of Fundo Loans Pty Ltd, an Australian company acquired in October 2025, as of December 31, 2025, covering both pre- and post-acquisition periods.

15 Represents the total number of borrowers outside China’s Mainland who successfully borrowed on the Company platforms during the period presented. These operating data include those of Fundo Loans Pty Ltd, an Australian company acquired in October 2025, for the period after its acquisition.

16 Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented. These operating data include those of Fundo Loans Pty Ltd, an Australian company acquired in October 2025, for the period after its acquisition.

17 Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution, commented, “In 2025, we proudly celebrated FinVolution’s 18th anniversary, marking a milestone in our evolution from a passionate Chinese fintech pioneer to a regional platform expanding responsible credit access across Asia and beyond. Despite a challenging macro and regulatory environment in China, we delivered resilient full-year results, with Group revenue of RMB13.6 billion, up 3.8% year over year, and net profit rising 6.6% to RMB2.5 billion. Our effective ‘Local Excellence, Global Outlook’ strategy drove international revenue to a record 31.4% contribution in the fourth quarter, highlighted by full-year profitability in Indonesia and the Philippines.

“We also made a strategic entry into our first developed market, Australia, employing the regulatory maturity and consumer-first mindset we have developed in China alongside our successful experience scaling in Southeast Asia. Going forward, our resilient risk management, ongoing AI innovation investments, and responsible growth will ensure prudent management of our China business while continue to accelerate sustainable international expansion. As we build on our international momentum, we remain committed to delivering growth and enduring value for our users, partners, and shareholders through disciplined execution,” concluded Mr. Li.

Mr. Jiayuan Xu, Chief Financial Officer of FinVolution, continued, “In the fourth quarter, we navigated a complex environment, prioritizing portfolio quality in China while sustaining strong growth internationally. Group net revenue was RMB3.0 billion and net income was RMB415.5 million, reflecting the near-term impact of tighter underwriting in China, offset by a 28.6% year-over-year increase in international revenues. We also recorded robust international transaction volume growth of 41.4% year over year to RMB4.1 billion and unique borrowers up 133.8% to 3.8 million, underscoring the resilience of our diversified model and our ability to adapt quickly in a dynamic landscape.

“Meanwhile, we continued to deliver meaningful shareholder returns, executing US$107.2 million in full-year buybacks, including a record US$40.7 million in the fourth quarter, and increasing our dividend per ADS by 10.5% to US$0.306, totaling approximately US$74.5 million for 2025. Our Chairman and senior management team recently invested an additional US$1.9 million of their own capital, reflecting strong internal confidence in our valuation and long-term prospects. We will continue to advance our strategy with a clear emphasis on execution quality and portfolio resilience, balancing growth and risk management to drive sustainable returns and value creation,” concluded Mr. Xu.

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Fourth Quarter 2025 Financial Results

Net revenue for the fourth quarter of 2025 was RMB3,023.9 million (US$432.4 million), compared with RMB3,456.7 million for the same period of 2024. This decrease was primarily due to decreases in loan facilitation service fees, post-facilitation service fees and guarantee income, partially offset by increases in net interest income and other revenue.

Loan facilitation service fees were RMB848.9 million (US$121.4 million) for the fourth quarter of 2025, compared with RMB1,344.8 million for the same period of 2024. The decrease was primarily due to decreases in the transaction volume and average rate of transaction service fees in the China market, partially offset by the increase in transaction volume in international markets.

Post-facilitation service fees were RMB392.8 million (US$56.2 million) for the fourth quarter of 2025, compared with RMB460.5 million for the same period of 2024. This decrease was primarily due to the rolling impact of deferred transaction fees.

Guarantee income was RMB948.5 million (US$135.6 million) for the fourth quarter of 2025, compared with RMB1,205.5 million for the same period of 2024. This decrease was primarily due to the decrease in risk-bearing loans in the China market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB471.9 million (US$67.5 million) for the fourth quarter of 2025, compared with RMB217.9 million for the same period of 2024. This increase mainly resulted from the increase in the average outstanding loan balances of on-balance sheet loans in both China and the international markets, partially offset by the decrease in interest yield in the China market.

Other revenue was RMB361.8 million (US$51.7 million) for the fourth quarter of 2025, compared with RMB228.0 million for the same period of 2024. This increase was primarily due to the increase in the contributions from other revenue streams including other value-added services.

Origination, servicing expenses and other costs of revenue were RMB847.3 million (US$121.2 million) for the fourth quarter of 2025, compared with RMB664.0 million for the same period of 2024. This increase was primarily driven by the increase in employee expenditures and higher loan collection expenses in both China and the international markets.

Sales and marketing expenses were RMB512.4 million (US$73.3 million) for the fourth quarter of 2025, compared with RMB531.5 million for the same period of 2024. This decrease was primarily due to improved efficiency and decreased investment in marketing activities in China.

Research and development expenses were RMB142.6 million (US$20.4 million) for the fourth quarter of 2025, compared with RMB126.3 million for the same period of 2024. This increase was primarily due to increased investments in technology development.

General and administrative expenses were RMB124.5 million (US$17.8 million) for the fourth quarter of 2025, compared with RMB112.6 million for the same period of 2024, primarily due to higher professional service fees in the international market.

Provision for accounts receivable and contract assets was RMB106.4 million (US$15.2 million) for the fourth quarter of 2025, compared with RMB95.1 million for the same period of 2024. The increase was primarily due to increased transaction volume of off-balance sheet loans in the international market, partially offset by decrease in volume of off-balance sheet loans in the China market.

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Provision for loans receivable was RMB261.7 million (US$37.4 million) for the fourth quarter of 2025, compared with RMB64.3 million for the same period of 2024. This increase was primarily due to the increase in the outstanding loan balance of on-balance sheet loans in both China and the international markets.

Credit losses for quality assurance commitment were RMB546.4 million (US$78.1 million) for the fourth quarter of 2025, compared with RMB1,075.0 million for the same period of 2024. The decrease was primarily due to the decrease in risk-bearing loans in the China market.

Operating profit was RMB482.7 million (US$69.0 million) for the fourth quarter of 2025, compared with RMB787.9 million for the same period of 2024.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB519.8 million (US$74.3 million) for the fourth quarter of 2025, compared with RMB822.0 million for the same period of 2024.

Other income was RMB20.8 million (US$3.0 million) for the fourth quarter of 2025, compared with RMB25.9 million for the same period of 2024. The decrease was mainly due to lower gains from a reduction in investment products.

Income tax expense was RMB87.9 million (US$12.6 million) for the fourth quarter of 2025, compared with RMB133.1 million for the same period of 2024. This decrease was mainly due to the decrease in pre-tax profit.

Net profit was RMB415.5 million (US$59.4 million) for the fourth quarter of 2025, compared with RMB680.8 million for the same period of 2024.

Net profit attributable to ordinary shareholders of the Company was RMB424.7 million (US$60.7 million) for the fourth quarter of 2025, compared with RMB680.7 million for the same period of 2024.

Diluted net profit per ADS was RMB1.63 (US$0.23) and diluted net profit per share was RMB0.33 (US$0.05) for the fourth quarter of 2025, compared with RMB2.61 and RMB0.52 for the same period of 2024, respectively.

Non-GAAP diluted net profit per ADS was RMB1.77 (US$0.25) and non-GAAP diluted net profit per share was RMB0.35 (US$0.05) for the fourth quarter of 2025, compared with RMB2.74 and RMB0.55 for the same period of 2024, respectively. Each ADS represents five Class A ordinary shares of the Company.

As of December 31, 2025, the Company had cash and cash equivalents of RMB 4,285.1 million (US$612.8 million) and short-term investments, mainly in wealth management products and term deposits, of RMB3,015.2 million (US$431.2 million).

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The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of December 31, 2025. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Fiscal Year 2025 Financial Results

Net revenue for 2025 was RMB13,569.5 million (US$ 1,940.4 million), compared with RMB13,065.8 million in 2024. This increase was primarily due to increases in loan facilitation service fees, net interest income and other revenue, partially offset by decreases in guarantee income and post-facilitation service fees.

Loan facilitation service fees were RMB5,176.5 million (US$740.2 million) for 2025, compared with RMB4,694.4 million in 2024. The increase was primarily due to increases in transaction volume and average rate of transaction service fees in the international markets, partially offset by the decreases in transaction volume and average rate of transaction service fees in the China market.

Post-facilitation service fees were RMB1,629.8 million (US$233.1 million) for 2025, compared with RMB1,740.2 million in 2024. This decrease was primarily due to the rolling impact of deferred transaction fees.

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Guarantee income was RMB4,124.9 million (US$589.9 million) for 2025, compared with RMB5,085.3 million in 2024. This decrease was primarily due to the decrease in risk-bearing loans in the China market, partially offset by an increase in such loans in international markets, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB1,336.5 million (US$191.1 million) for 2025, compared with RMB853.8 million in 2024. This increase mainly resulted from the increase in the average outstanding loan balances of on-balance sheet loans in both China and the international markets.

Other revenue was RMB1,301.9 million (US$186.2 million) for 2025, compared with RMB692.1 million in 2024. This increase was primarily due to the increase in the contributions from other revenue streams including other value-added services.

Origination, servicing expenses and other costs of revenue were RMB2,900.1 million (US$414.7 million) for 2025, compared with RMB2,381.8 million in 2024. This increase was primarily driven by higher facilitation costs in both China and international markets.

Sales and marketing expenses were RMB2,200.5 million (US$314.7 million) for 2025, compared with RMB2,014.3 million in 2024 as a result of our more proactive customer acquisition efforts focusing on quality borrowers in both China and the international markets.

Research and development expenses were RMB536.6 million (US$76.7 million) for 2025, compared with RMB496.7 million in 2024. This increase was primarily due to increased investments in technology development.

General and administrative expenses were RMB442.1 million (US$63.2 million) for 2025, compared with RMB413.5 million in 2024, primarily due to increases in rents and renovation expenses, professional service fees and miscellaneous administrative expenses.

Provision for accounts receivable and contract assets was RMB426.0 million (US$60.9 million) for 2025, compared with RMB317.0 million in 2024. The increase was primarily due to increased transaction volume of off-balance sheet loans in the international market.

Provision for loans receivable was RMB637.7 million (US$91.2 million) for 2025, compared with RMB320.0 million in 2024. This increase was primarily due to the increase in the outstanding loan balance of on-balance sheet loans in both China and the international markets.

Credit losses for quality assurance commitment were RMB3,462.4 million (US$495.1 million) for 2025, compared with RMB4,587.3 million in 2024. The decrease was primarily due to the decrease in risk-bearing loans in the China market, partially offset by the increase in risk-bearing loans in the international markets.

Impairment of goodwill and intangible assets was RMB50.7 million (US$7.2 million) for 2025, compared with nil for the same period of 2024. The increase was primarily due to an impairment of goodwill related to a certain micro-lending company acquired by the Group in 2017, following a performance review during the year.

Operating profit was RMB2,913.3 million (US$416.6 million) for 2025, compared with RMB2,535.1 million in 2024.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB3,062.3 million (US$437.9 million) for 2025, compared with RMB2,679.2 million in 2024.

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Other income was RMB188.1 million (US$26.9 million) for 2025, compared with RMB310.1 million in 2024. The decrease was mainly due to lower gains from a reduction in investment products, reduced income from investments, and the reduction in government subsidies.

Income tax expense was RMB556.2 million (US$79.5 million) for 2025, compared with RMB457.4 million in 2024. This increase was mainly due to the increase in pre-tax profit and the increase in effective tax rate.

Net profit was RMB2,545.2 million (US$364.0 million) for 2025, compared with RMB2,387.8 million in 2024.

Net profit attributable to ordinary shareholders of the Company was RMB2,542.4 million (US$363.6 million) for 2025, compared with RMB2,383.1 million in 2024.

Shares Repurchase Update and Management Purchase

For the full year of 2025, the Company deployed approximately US$107.2 million to repurchase its own Class A ordinary shares in the form of ADSs. These repurchases included US$60.7 million worth of ADSs that were repurchased concurrently with the offering of convertible senior notes in June. As of December 31, 2025, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$477.3 million since 2018.

In December 2025, Chairman of the Board Mr. Shaofeng Gu and other senior management of the Company, purchased in their personal capacity approximately 0.37 million of the Company’s ADS, with a total aggregate value of approximately US$1.9 million, independently of the Company’s share repurchase programs. The share purchases by senior management reflect strong conviction in the Company’s resilient business model, solid fundamentals, and accelerating international expansion. We believe these strengths, supported by the current valuation, position the Company well to execute its “Local Excellence, Global Outlook” strategy and deliver sustainable value to all stakeholders.

Business Outlook

Through prudent navigation of a complex environment, the Company delivered solid results in 2025. As a result of the near-term uncertainties introduced by recent regulatory changes in China, the Company expects its full-year 2026 total revenue guidance to be in the range of approximately RMB11.5 billion to RMB12.9 billion, representing a year-over-year decline of approximately 5% to 15%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on March 16, 2026 (8:30 AM Beijing/Hong Kong Time on March 17, 2026).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Mainland, China:	400-120-1203

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Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group”.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 23, 2026, by dialing the following telephone numbers:

United States / Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	9046716

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition across China and international markets, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2025, the Company had 239.6 million cumulative registered users across China and international markets.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the rate in effect as of December 31, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,672,772	4,285,121	612,764
Restricted cash	2,074,300	1,912,850	273,534
Short-term investments	2,832,382	3,015,226	431,172
Investments	1,173,003	1,141,816	163,278
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB426,949 and RMB 581,475 as of December 31, 2024 and December 31, 2025, respectively	1,639,591	1,315,184	188,069
Intangible assets	137,298	270,246	38,645
Property, equipment and software, net	623,792	641,316	91,707
Loans receivable, net of credit loss allowance for loans receivable of RMB226,467 and RMB 544,905 as of December 31, 2024 and December 31, 2025, respectively	4,157,621	6,471,619	925,429
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB290,267 and RMB 340,816 as of December 31, 2024 and December 31, 2025, respectively	2,405,880	2,028,585	290,084
Deferred tax assets	2,513,865	2,992,071	427,860
Right of use assets	36,826	52,020	7,439
Prepaid expenses and other assets	1,289,380	1,207,791	172,712
Goodwill	50,411	79,759	11,405
Total assets	23,607,121	25,413,604	3,634,098
Liabilities and Shareholders’ Equity
Deferred guarantee income	1,515,950	1,119,004	160,015
Liability from quality assurance commitment	2,964,116	2,574,842	368,198
Payroll and welfare payable	290,389	361,188	51,649
Taxes payable	705,928	177,064	25,320
Short-term borrowings	5,594	170,408	24,368
Funds payable to investors of consolidated trusts	796,122	778,531	111,328
Contract liability	10,185	226	32
Deferred tax liabilities	491,213	786,556	112,476
Accrued expenses and other liabilities	1,245,184	1,448,231	207,094
Leasing liabilities	28,765	44,711	6,394
Convertible senior notes	-	1,019,266	145,753
Long-term borrowings	-	89,590	12,811
Total liabilities	8,053,446	8,569,617	1,225,438
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	15
Additional paid-in capital	5,815,437	5,908,586	844,917
Treasury stock	(1,765,542)	(2,465,259)	(352,527)
Statutory reserves	852,723	1,042,312	149,049
Accumulated other comprehensive income	92,626	13,027	1,863
Retained Earnings	10,208,717	12,051,332	1,723,318
Total FinVolution Group shareholders’ equity	15,204,064	16,550,101	2,366,635
Non-controlling interest	349,611	293,886	42,025
Total shareholders’ equity	15,553,675	16,843,987	2,408,660
Total liabilities and shareholders’ equity	23,607,121	25,413,604	3,634,098

11

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,344,799	848,943	121,397	4,694,380	5,176,457	740,224
Post-facilitation service fees	460,465	392,756	56,163	1,740,241	1,629,777	233,055
Guarantee income	1,205,502	948,461	135,628	5,085,296	4,124,934	589,858
Net interest income	217,927	471,922	67,484	853,779	1,336,459	191,111
Other Revenue	227,999	361,802	51,737	692,128	1,301,856	186,163
Net revenue	3,456,692	3,023,884	432,409	13,065,824	13,569,483	1,940,411
Operating expenses:
Origination, servicing expenses and other cost of revenue	(663,982)	(847,318)	(121,165)	(2,381,839)	(2,900,149)	(414,716)
Sales and marketing expenses	(531,530)	(512,448)	(73,279)	(2,014,254)	(2,200,543)	(314,673)
Research and development expenses	(126,257)	(142,573)	(20,388)	(496,740)	(536,617)	(76,735)
General and administrative expenses	(112,570)	(124,454)	(17,797)	(413,548)	(442,148)	(63,226)
Provision for accounts receivable and contract assets	(95,132)	(106,405)	(15,216)	(317,049)	(425,966)	(60,912)
Provision for loans receivable	(64,346)	(261,657)	(37,416)	(320,013)	(637,700)	(91,190)
Credit losses for quality assurance commitment	(1,074,955)	(546,374)	(78,130)	(4,587,254)	(3,462,384)	(495,114)
Impairment of goodwill and intangible assets	-	-	-	-	(50,676)	(7,247)
Total operating expenses	(2,668,772)	(2,541,229)	(363,391)	(10,530,697)	(10,656,183)	(1,523,813)
Operating profit	787,920	482,655	69,018	2,535,127	2,913,300	416,598
Other income, net	25,945	20,776	2,971	310,123	188,145	26,904
Profit before income tax expense	813,865	503,431	71,989	2,845,250	3,101,445	443,502
Income tax expenses	(133,110)	(87,904)	(12,570)	(457,405)	(556,243)	(79,542)
Net profit	680,755	415,527	59,419	2,387,845	2,545,202	363,960
Less: Net profit/(loss) attributable to non-controlling interest shareholders	50	(9,186)	(1,314)	4,699	2,797	400
Net profit attributable to FinVolution Group	680,705	424,713	60,733	2,383,146	2,542,405	363,560
Foreign currency translation adjustment, net of nil tax	28,205	(18,371)	(2,627)	12,620	(79,599)	(11,383)
Total comprehensive income attributable to FinVolution Group	708,910	406,342	58,106	2,395,766	2,462,806	352,177
Weighted average number of ordinary shares used in computing net income per share
Basic	1,266,235,809	1,240,449,252	1,240,449,252	1,287,853,207	1,259,849,521	1,259,849,521
Diluted	1,303,393,465	1,328,365,218	1,328,365,218	1,320,229,492	1,334,237,985	1,334,237,985
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.54	0.34	0.05	1.85	2.02	0.29
Diluted	0.52	0.33	0.05	1.81	1.92	0.27
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.69	1.71	0.24	9.25	10.09	1.44
Diluted	2.61	1.63	0.23	9.03	9.59	1.37

12

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	419,707	464,913	66,482	2,893,160	1,867,600	267,064
Net cash used in investing activities	(737,991)	(330,241)	(47,222)	(2,295,816)	(2,183,697)	(312,263)
Net cash provided by/(used in) financing activities	127,539	(530,864)	(75,912)	(622,715)	(194,696)	(27,841)
Effect of exchange rate changes on cash and cash equivalents	5,407	(13,185)	(1,888)	3,053	(38,308)	(5,480)
Net decrease in cash, cash equivalent and restricted cash	(185,338)	(409,377)	(58,540)	(22,318)	(549,101)	(78,520)
Cash, cash equivalent and restricted cash at beginning of period	6,932,410	6,607,348	944,838	6,769,390	6,747,072	964,818
Cash, cash equivalent and restricted cash at end of period	6,747,072	6,197,971	886,298	6,747,072	6,197,971	886,298

13

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2024	2025		2024	2025
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	3,456,692	3,023,884	432,409	13,065,824	13,569,483	1,940,411
Less: total operating expenses	(2,668,772)	(2,541,229)	(363,391)	(10,530,697)	(10,656,183)	(1,523,813)
Operating Income	787,920	482,655	69,018	2,535,127	2,913,300	416,598
Add: share-based compensation expenses	34,064	37,183	5,317	144,052	149,045	21,313
Non-GAAP adjusted operating income	821,984	519,838	74,335	2,679,179	3,062,345	437,911

Operating Margin	22.8%	16.0%	16.0%	19.4%	21.5%	21.5%
Non-GAAP operating margin	23.8%	17.2%	17.2%	20.5%	22.6%	22.6%
Non-GAAP adjusted operating income	821,984	519,838	74,335	2,679,179	3,062,345	437,911
Add: other income, net	25,945	20,776	2,971	310,123	188,145	26,904
Less: income tax expenses	(133,110)	(87,904)	(12,570)	(457,405)	(556,243)	(79,542)
Non-GAAP net profit	714,819	452,710	64,736	2,531,897	2,694,247	385,273
Net profit/(loss) attributable to non-controlling interest shareholders	50	(9,186)	(1,314)	4,699	2,797	400
Non-GAAP net profit attributable to FinVolution Group	714,769	461,896	66,050	2,527,198	2,691,450	384,873

Weighted average number of ordinary shares used in computing net income per share
Basic	1,266,235,809	1,240,449,252	1,240,449,252	1,287,853,207	1,259,849,521	1,259,849,521
Diluted	1,303,393,465	1,328,365,218	1,328,365,218	1,320,229,492	1,334,237,985	1,334,237,985
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.56	0.37	0.05	1.96	2.14	0.31
Diluted	0.55	0.35	0.05	1.91	2.03	0.29
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.82	1.86	0.27	9.81	10.68	1.53
Diluted	2.74	1.77	0.25	9.57	10.15	1.44

14